Pricing Supplement No. 5 Dated January 19, 1996
(To Prospectus and Prospectus Supplement
Dated October 10, 1995)
                 FORD MOTOR CREDIT COMPANY           Rule 424(b)(3)
                                                  Registration Statement
                                                      No. 33-55945
            Euro Medium-Term Notes Due from 9 Months
               to 30 Years from Date of Issue

     Ford Motor Credit Company ("Ford Credit") has designated Japanese Yen 10,000,000,000 aggregate principal amount of its Medium-Term Notes Due from 9 Months to 30 Years from Date of Issue having specific terms set forth below. CS First Boston Limited has agreed to purchase the Notes at a price of 101.55% of their principal amount for resale at an initial public offering price of 101.55% of their principal amount. After the initial public offering, the offering price may be changed.


Issue Date:              February 22, 1996.

Principal Amount:        Japanese Yen 10,000,000,000.

Interest Rate:           From the Issue Date to but excluding February 22,
                         1998, 1.30% per annum calculated on the basis of a 360-day year of twelve 30-day months. From February
                         22, 1998 to but excluding the Maturity Date, Six
                         Month JPY-LIBOR-BBA Rate plus 30 basis points (the
                         ("Floating Rate").




Interest Payment Dates:  For interest accruing from the Issue Date to but excluding February 22, 1998, the 22nd day of the month of February in the years 1997 and 1998
                         (each a "Fixed Rate Interest Payment Date"). For interest accruing from February 22, 1998 to but excluding the Maturity Date, semi-annually on February 22 and August 22 of each year, commencing August 22, 1998, and at the Maturity Date (each a "Floating Rate Interest Payment Date").

Interest Reset Dates:    February 22, 1998 and each Floating Rate Interest
                         Payment Date other than the Maturity Date.

Maturity Date:           February 22, 2001.

Redemption Price at
  Maturity Date:         100% of Principal Amount.

ISIN:                    XS0063468473

Listing: The Notes will not be listed on the Luxembourg Stock Exchange or any other stock exchange.


      The "Six Month JPY-LIBOR-BBA Rate" shall mean the rate determined in accordance with the following provisions:

     (i) On the second day on which dealings in deposits in Japanese yen are transacted in the London interbank market preceding each Interest Reset Date (each such date an "Interest Determination Date"), Chemical Bank (the "Reference Agent"), as agent for the Company, will determine the Six Month JPY-LIBOR-BBA Rate which shall be the rate for deposits in Japanese yen having a six-month maturity which appears on Telerate Page 3750 as of 11:00 a.m., London time, on such Interest Determination Date. "Telerate Page 3750" means the display page so designated on the Dow Jones Telerate Service (or such other page as may replace that page on that service or such other service or services as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for Japanese yen deposits). If the Six Month JPY-LIBOR-BBA Rate on such Interest Determination Date does not appear on Telerate Page 3750, such Six Month JPY-LIBOR-BBA Rate will be determined as described in (ii) below.

     (ii) With respect to an Interest Determination Date for which the Six Month JPY-LIBOR-BBA Rate does not appear on the Telerate Page 3750 as specified in (i) above, the Six Month JPY-LIBOR-BBA Rate will be determined on the basis of the rates at which deposits in Japanese yen are offered by four major banks in the London interbank market selected by the Reference Agent (the "Reference Banks") at approximately 11:00 a.m., London time, on such Interest Determination Date to prime banks in the London interbank market having a six-month maturity and in a principal amount that is representative for a single transaction in such market at such time. The Reference Agent will request the principal London office of each of such Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, the Six Month JPY-LIBOR-BBA Rate on such Interest Determination Date will be the arithmetic mean (rounded upwards, if necessary, to the nearest one hundred-thousandth of a percentage point, with 5 one-millionths of a percentage point rounded upward) of such quotations. If fewer than two quotations are provided, the Six Month JPY-LIBOR-BBA Rate on such Interest Determination Date will be the arithmetic mean (rounded upwards, if necessary, to the nearest one hundred-thousandth of a percentage point, with 5 one-millionths of a percentage point rounded upward) of the rates quoted by three major banks in Tokyo selected by the Reference Agent at approximately 11:00 a.m., Tokyo time, on such Interest Determination Date for loans in Japanese yen to leading European banks, having a six-month maturity and in a principal amount that is representative for a single transaction in such market at such time; provided, however, that if the banks in Tokyo selected as aforesaid by the Reference Agent are not quoting as mentioned in this sentence, the Floating Rate for the Interest Period commencing on the Interest Reset Date following such Interest Determination Date will be the Floating Rate in effect on such Interest Determination Date.

     The amount of interest for each day that the Notes bear interest at the Floating Rate (the "Daily Interest Amount") will be calculated by dividing the Floating Rate in effect for such day by 360 and multiplying the result by the principal amount of the Notes. The amount of interest to be paid on the Notes for each such Interest Period will be calculated by adding the Daily Interest Amounts for each day in the applicable Interest Period.

     In any case in which a Fixed Rate Interest Payment Date, a Floating Rate Interest Payment Date or an Interest Reset Date other than the first Interest Reset Date is not a Business Day, then such Interest Reset Date or Interest Payment Date, as the case may be, shall be the next succeeding Business Day. If the Maturity Date is not a Business Day, then the principal amount of the Notes together with accrued and unpaid interest thereon shall be paid on the next following Business Day with the same force and effect as if made on such Maturity Date. "Business Day" shall mean any day that is not a Saturday or a Sunday and that, in The City of New York, the City of London or the City of Tokyo is not a day on which banking institutions are generally authorized or obligated by law to close.

                         CS FIRST BOSTON LIMITED